COGNITRONICS CORP
Network Media Servers

AES
PE
12/31/04

2004 ANNUAL REPORT

Financial Highlights

	2004	2003	2002
	(in thousands, except per share data)		
Operating Results			
Sales	**$14,225**	$10,257	$11,299
Net (loss)	**($554)**	($3,550)	($6,444)
Net (loss) per share:			
Basic	**($.10)**	($.63)	($1.18)
Diluted	**($.10)**	($.63)	($1.18)
Financial Position			
Working capital	**$12,697**	$12,851	$16,321
Stockholders' equity	**$15,015**	$15,268	$18,152
Stockholders' equity per share	**$2.59**	$2.72	$3.34

COGNITRONICS
Network Media Servers

To Our Stockholders:

The telecommunications marketplace continued to make headlines in 2004 as many of the largest telecom service providers announced their intentions to merge. In the absence of real growth, consolidation rules. After years of excess infrastructure build-out, these service providers, our customers, continue to maximize the capacity of their existing network infrastructure. With limited investment capital, only the most urgent, transitional and cost-effective new technologies are "in demand."

For Cognitronics Corporation, such "in demand" technologies include the Cognitronics CX4000 Media Server platform. Capable of addressing the Intelligent Peripheral needs for existing, or legacy, network applications, the CX4000 Media Server enjoyed considerable new success in 2004.

Cognitronics also addresses the much heralded, latest next generation technology, Voice over Internet Protocol (VoIP) through a TDM to VoIP migration strategy. The CX Media Server can serve both the legacy network, as well as networks requiring VoIP interfaces and protocols. This dual capability allows our customers to deploy our systems into their existing TDM networks today, adding VoIP capacity as required.

For 2004, sales increased to $14,225,000 from $10,257,000, an increase of 39%. More importantly, U.S. sales increased to $8,699,000 from $5,096,000, an increase of 71%. As a result, for the year ended December 31, 2004, the net loss fell to $.6 million, or $.10 per diluted share, compared to a net loss of $3.6 million, or $.64 per diluted share in 2003.

In the fourth quarter, sales in our domestic operations were $4.9 million, resulting in net income of $1.8 million, or $.28 per share on a diluted basis, for the quarter ended December 31, 2004. Total revenues for the fourth quarter were $5.8 million in 2004, up 221% from $1.8 million in 2003. Fourth quarter sales by domestic operations included sales to a large telecommunications service provider of $4.3 million in 2004. These extraordinary results were due to the timing of two large orders for the Company's CX Media Servers. The CX4000 Media Server platform continues to achieve greater market penetration as a standard for improving our customers' legacy network infrastructure. Subsequent orders will include VoIP enhancements, confirming our strategy of servicing the needs of the legacy network with the migration capacity to full VoIP functionality.

Cognitronics believes that we are properly positioned within the network requirements of our customers. Furthermore, we are committed to strengthening our R&D resources, so that we may be able to succeed in a very competitive telecom environment.

With over $10 million in cash, equivalents and marketable securities, zero debt, and $15 million in shareholders equity, Cognitronics has persevered through the darkest days of the "telecom winter" which commenced in 2001. Technology providers, both large and small, have had to adjust to the shrinking demand for network equipment, which was reduced by up to 70% since 2001. Cognitronics has stayed the course it set – to focus on our customers' legacy needs and to develop the VoIP capabilities that are required as the technology driving voice and data communications transitions from existing networks and technologies to the latest in next generation architectures. Cognitronics has weathered this storm well. We enter 2005 with a strengthened balance sheet and with new, emerging markets in sight. We will maximize the return on our research and development efforts, expand our customer base and look for new OEM and partnership opportunities.

We are hopeful that 2005 will witness greater growth as we continue to implement this strategy.

Sincerely,

Brian J. Kelley
President and Chief
Executive Officer

April 18, 2005

Statements contained above which are not historical facts are forward-looking statements. The forward-looking statements in this letter are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, the continuance of reduced capital expenditures throughout the telecommunications market, variability of sales volume quarter to quarter, product demand, market acceptance, litigation, risk of dependence on significant customers, third party suppliers and intellectual property rights, risks in product and technology development and other risk factors detailed in the company's Securities and Exchange Commission filings.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004,
or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-8496

COGNITRONICS CORPORATION
(Exact name of registrant as specified in its charter)

NEW YORK	13-1953544
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3 Corporate Drive, Danbury, Connecticut	06810
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 830-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered	Shares Outstanding as of March 1, 2005
Common Stock, par value $0.20 per share	American Stock Exchange	5,733,903

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for at least the past 90 days. Yes x No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No x

The aggregate market value of the voting stock held by non-affiliates of the registrant computed by reference to the price the stock was last sold as of June 30, 2004, the last business day of the most recently completed second fiscal quarter, was $18,655,000.

Documents incorporated by reference: Portions of the Proxy Statement for the annual meeting of stockholders to be held on May 12, 2005 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item		Page
1.	Business	3
2.	Properties	4
3.	Legal Proceedings	4
4.	Submission of Matters to a Vote of Security Holders	4
	Executive Officers of the Company	5

PART II

5.	Market for Company's Common Equity and Related Stockholder Matters	6
6.	Selected Financial Data	6
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	7
7a.	Market Risk	11
8.	Financial Statements and Supplementary Data	11
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	27
9a.	Controls and Procedures	27

PART III

10.	Directors and Executive Officers of the Company	30
11.	Executive Compensation	30
12.	Security Ownership of Certain Beneficial Owners and Management	30
13.	Certain Relationships and Related Transactions	30
14.	Principal Accountant Fees and Services	30

PART IV

15.	Exhibits, Financial Statements, Schedules and Reports on Form 8-K	30

PART I

Item 1. Business

(a) Cognitronics Corporation (the "Company") was incorporated in January 1962 under the laws of the State of New York. The Company designs, manufactures and markets voice processing systems.

(b) The Company operates in two segments of the voice processing industry. In the United States, the Company designs, manufactures and sells equipment for use in telephone networks. In Europe, the Company distributes equipment for use on customers' premises. See Note N of the Company's Consolidated Financial Statements appearing in Item 8 of this report for certain financial information about these two business segments.

(c) (i) A description of the fields of voice processing in which the Company operates and its products are as follows:

Domestic Operations. These products are sold directly to telecommunication service providers, switch manufacturers, IP-based communications systems manufacturers, systems integrators, and value added resellers (VAR) who distribute the Company's products.

Network Media Servers and Intelligent Announcers. Network Media Servers, the Cognitronics Exchange (CX) Series, include a total of four (4) models: CX500, CX1000, CX3000 and CX4000. This family of products facilitates the deployment of voice resources in service provider networks, both the traditional circuit-switched networks as well as the next generation of packet-based networks. The CX platforms provide greater capacity and increased functionality with significantly better price performance. Included in the CX Series capabilities are a new set of Media Server Boards, delivering the power of a media server within a single board. The CX supports AIN protocols such as SR-3511, GR-1129CORE and ISDN-PRI. The CX is also designed to interface with softswitches, media gateways and application servers, supporting industry standard protocols such as MGCP, RTP/RTCP, SIP and Voice Mail. Other protocols will be supported as market demand dictates. This family of products accounted for 15% or more of the Company's consolidated revenues in each of the last three years.

Messaging Systems. CX Messaging Systems provide voice mail, unified messaging, and automated attendant functions to target markets. Capabilities include PSTN and IP interfaces, Voice XML scripting language, scalable from a few hundred to more than a million mailboxes, and may be configured for high availability and/or redundant performance.

European Distributorship Operations. Dacon Electronics Plc., based in Hertfordshire, England, distributes call management and voice processing products in Europe.

(ii) Status of publicly announced new products or industry segments requiring material investment. Inapplicable.

(iii) The Company has adequate sources for obtaining raw materials, components and supplies to meet production requirements and did not experience difficulty during 2004 in obtaining such materials, supplies and components.

(iv) The Company relies on technological expertise, responsiveness to users' needs and innovations and believes that these are of greater significance in its industry than patent protection. There can be no assurance that patents owned or controlled by others will not be encountered and asserted against the Company's voice processing products or that licenses or other rights under such patents would be available, if needed. The Company has registered trademarks and names which the Company considers important in promoting the business of the Company and its products.

(v) Seasonality. Inapplicable.

(vi) The discussion of liquidity and sources of capital as set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations is included in Item 7 of this Annual Report on Form 10-K and is incorporated herein by reference.

(vii) In 2004, revenues included sales of $6.8 million to Verizon Communications Inc. The Company's European operations had sales of $2.9 million to British Telecommunications Plc in 2004. Over the past several years, a major portion of the revenues of the domestic operations has come from one or two large customers, and a significant portion of the revenues of the European operations has come from one customer. Accordingly, the loss of any of these customers could have a material adverse impact on the Company's results of operations.

(viii) The dollar amount of orders believed by the Company to be firm as of December 31, 2004 and 2003, amounted to $.7 million and $.2 million, respectively. Substantially all of the orders as of December 31, 2004, can reasonably be expected to be filled during 2005.

(ix) Business subject to renegotiation. Inapplicable.

(x) The Company competes, and expects to compete, in fields noted for rapid technological advances and the frequent introduction of new products and services. The Company's products are similar to those manufactured, or capable of being manufactured, by a number of companies, some of which are well-established corporations with financial, personnel and technical resources substantially larger than those of the Company. The Company's ability to compete in the future depends on its ability to maintain the technological and performance advantages of its current products and to introduce new products and applications that achieve market acceptance. Future research and development expenditures will be based, in part, on future results of operations. There are no assurances that the Company will be able to successfully develop and market new products and applications.

(xi) Expenditures for research and development activities, as determined in accordance with generally accepted accounting principles, amounted to $2.5 million in 2004, $2.6 million in 2003 and $3.3 million in 2002. In addition, the estimated dollar amount spent on the improvement of existing products or techniques was $.1 million in 2004 and 2003.

(xii) Material effects of compliance with Federal, State or local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Inapplicable.

(xiii) At December 31, 2004, the Company and its subsidiaries employed 73 people.

(d) Sales to foreign customers primarily represent sales of Dacon Electronics Plc. (incorporated in the United Kingdom) of $5.5 million in 2004, $5.1 million in 2003 and $5.8 million in 2002. Additional information about foreign operations is included in Note N to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Further, there were export-type sales (primarily North America and Europe) of approximately $.5 million in 2004 and $.1 million in 2003 and 2002. Export sales do not involve any greater business risks than do sales to domestic customers and, in certain instances, the Company obtains an irrevocable letter of credit or payment prior to shipment of products to the customer. Selling prices and gross profit margins on export-type sales are comparable to sales to domestic customers.

Item 2. Properties

The facilities of the Company and its subsidiaries are located as follows:

Location	**Description**	**Square Feet**	**Lease Expiration Date**
Danbury, Connecticut 3 Corporate Drive	Office, engineering, production and service facility	27,600	10/31/08
Hemel Hempstead Hertfordshire, United Kingdom 1 Enterprise Way	Office, distribution and service facility	12,000	7/31/06

The Company considers each of these facilities to be in good condition and adequate for the Company's business.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Item 4. Submission of Matters to a Vote of Security Holders

Inapplicable.

Executive Officers of the Company

The executive officers of the Company, their positions with the Company and ages as of March 1, 2005 are as follows:

Name	Position(s) and Office(s)	Age
Brian J. Kelley	President and Chief Executive Officer; Director	53
Kenneth G. Brix	Vice President	58
Harold F. Mayer	Secretary	75
Michael N. Keefe	Vice President	49
Roy A. Strutt	Vice President	48
Garrett Sullivan	Treasurer and Chief Financial Officer	59
Emmanuel A. Zizzo	Vice President	64

No family relationships exist between the executive officers of the Company. Each of the executive officers was elected to serve until the next annual meeting of the Board of Directors or until his successor shall have been elected and qualified.

Mr. Kelley has been President and Chief Executive Officer of the Company since 1994. Prior to that he held senior management positions with TIE/Communications, Inc. from 1986 to 1994.

Mr. Brix has been a Vice President of the Company since 1994 with responsibility for U.S. sales and marketing. Prior to that he held senior sales management positions from 1987 to 1994.

Mr. Mayer has been Secretary of the Company since 1975. He was Treasurer from 1974 to 1989 and a Vice President of the Company from 1986 to 1996.

Mr. Keefe has been a Vice President of the Company since 1993 with responsibility for engineering, prior to which he was Manager of Software Planning and Development from 1992 until 1993 and senior engineer for more than five years. He has been employed by the Company since 1980.

Mr. Strutt has been a Vice President of the Company since 1994 with responsibility for European operations. Since 1992, he has been Managing Director of Dacon Electronics Plc, which was acquired by the Company in 1992.

Mr. Sullivan has been Treasurer and Chief Financial Officer of the Company since 1989.

Mr. Zizzo has been a Vice President of the Company since 1995 with responsibility for operations, primarily manufacturing, purchasing and physical facilities, prior to which he had been Director of Operations since 1994.

PART II

Item 5. Market for Company's Common Equity and Related Stockholder Matters

(a) and (b) Cognitronics' Common Stock is traded on the American Stock Exchange under the symbol CGN. On March 1, 2005, there were 532 stockholders of record; the Company estimates that the total number of beneficial owners was approximately 1,900. Information on quarterly stock prices is set forth in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

(c) The Company has never paid a cash dividend on its Common Stock and has used its cash for the development of its business. In 1998, 2000 and 2001, the Company announced its intention to repurchase up to 300,000, 200,000 and 500,000 shares, respectively, of its Common Stock. The Company repurchased 150 shares of its Common Stock in 1998, 105,750 in 1999, 331,000 in 2000, 307,808 in 2001 and 1,500 in 2002. The Company has no present intention of paying a cash dividend and payment of any future dividends will depend upon the Company's earnings, financial condition and other relevant factors.

(d) The equity compensation plan information set forth under the caption Equity Compensation Plan Information in the Proxy Statement for the annual meeting of stockholders to be held May 12, 2005 is incorporated herein by reference.

Item 6. Selected Financial Data

	Year ended December 31, (in thousands except per share data)				
OPERATING RESULTS	2004	2003	2002	2001	2000
Revenues	$14,225	$10,257	$11,299	$18,875	$31,836
Net income (loss)	(554)	(3,550)	(6,444)	(1,805)	4,530
Net income (loss) per share					
Basic	$(.10)	$(.63)	$(1.18)	$(.33)	$.79
Diluted	(.10)	(.63)	(1.18)	(.33)	.74
Weighted average number of basic shares outstanding	5,781	5,615	5,438	5,417	5,754
Weighted average number of diluted shares outstanding	5,781	5,615	5,438	5,417	6,092
FINANCIAL POSITION					
Working capital	$12,697	$12,851	$16,321	$23,092	$26,107
Total assets	18,956	18,898	22,812	28,573	32,998
Stockholders' equity	15,015	15,268	18,152	24,204	27,265
Stockholders' equity per share	$2.59	$2.72	$3.34	$4.46	$4.74
Cash dividends paid	None	None	None	None	None

Included in 2004 is an inventory provision of $738,000 ($.13 per basic and diluted share) and an increase in deferred tax valuation allowance of $221,000 ($.04 per basic and diluted share).

Included in 2003 is an inventory provision of $482,000 ($.09 per basic and diluted share) and an increase in deferred tax valuation allowance of $1,151,000 ($.20 per basic and diluted share).

Included in 2002 is an inventory provision of $951,000 ($.11 per basic and diluted share) and provisions for impairment of fixed assets of $275,000 ($.03 per basic and diluted share) and an increase in the deferred tax valuation allowance of $2,425,000 ($.44 per basic and diluted share).

Net (loss) in 2004, 2003 and 2002 did not include amortization of goodwill of $332,000 ($.05 per basic and diluted share). This expense was included in all other years presented.

Included in 2001 is an inventory provision of $510,000 ($.07 per basic and diluted share) and a tax benefit due to an adjustment to the tax provision of $155,000 ($.03 per basic and diluted share).

Included in 2000 is a tax benefit due to an adjustment to the tax provision of $156,000 ($.03 per basic and diluted share).

The above Selected Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, and the unaudited quarterly financial data included in Item 8 of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain Factors That May Affect Future Results

The following information, including, without limitation, the Quantitative and Qualitative Disclosures About Market Risk that are not historical facts, may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements generally are characterized by the use of terms such as "believe", "expect" and "may". Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from these set forth in the forward-looking statements. Factors that might cause such a difference include:

Loss of a major customer. In 2004, one customer accounted for approximately 50% and another customer 20% of the Company's sales, and at December 31, 2004, one of these customers accounted for 75% of the Company's accounts receivable. A loss of either customer would have a major adverse impact on the Company's results.

Product demand fluctuations in the timing and volume of customer requests for its products.

Telecommunication systems industry and general economic conditions.

Competitive pressure on selling prices.

Market acceptance of the Company's products and its customer's products and services.

Costs associated with possible litigation or settlement, including those related to the use or ownership of intellectual property.

Third party suppliers increase the risk that the Company may not have adequate supply to meet demand.

Introduction of new products. The Company's markets are subject to technological change, so its success depends on its ability to develop and introduce new products.

The markets in which the Company competes are highly competitive. Some of its competitors have significantly greater financial and other resources.

The Company's future success is dependent on its ability to attract and retain key design engineering, sales and executive personnel. There is intense competition for qualified personnel, in particular, design engineers, and the Company may not be able to attract and retain engineers and other qualified personnel necessary for the development and introduction of new products or to replace engineers or other qualified personnel that may leave its employ.

Expense levels, in the short term, are fixed. Sales variances from quarter to quarter would have a significant effect on the results of operations.

Other risk factors detailed in this Annual Report on Form 10-K and in the Company's other Securities and Exchange Commission filings.

Given the uncertainties, the Company cautions readers not to place undue reliance on such forward-looking statements.

Executive Summary

The Company operates in two segments. In the United States, the Company designs, manufactures and sells voice processing equipment for use in telephone central offices. In Europe (United Kingdom), the Company distributes equipment and software for use in customer's premises, primarily call centers.

In the United States, the Company's products include Intelligent Announcers and Network Media Servers. These products facilitate the deployment of voice resources in service providers' networks, both traditional circuit-switched networks, as well as the next generation of packet-based networks.

Beginning in 2001, expenditures for network development decreased significantly reflecting a decline in the competitive local exchange carrier market and reduced capital spending by large service providers. This trend intensified in 2002 and continued into 2003. The Company believes that the market for telecommunication equipment has stabilized and is growing in certain areas, but the timing of such spending continues to be uncertain and may be adversely impacted by mergers and acquisitions among telecommunication service providers.

Established service providers are looking for ways to offer additional features on their legacy networks while they institute a multi-year plan to transition to IP based multimedia services. To effectively compete, the Company must expand its penetration in the market, increase the applications available on its intelligent peripherals and media servers and increase the capacity of its media servers.

In the United Kingdom, the Company distributes products primarily used in contact centers. Over the last several years, this market has declined due to market saturation, general economic conditions, increased competition and the relocation of large call centers to less developed countries. The Company believes that in 2004 this trend has leveled off. To return to profitability, the Company has to expand its product offerings to introduce new products, not only to the contact center market, but also to new markets.

Capital spending in the markets the Company serves can vary over a short period of time and change rapidly. In addition, the Company faces intense competition from larger and better financed competitors and one customer accounts for a significant portion of the Company's revenue. As a result, the Company's performance is subject to large fluctuations. Because of these uncertainties, it is difficult for the Company to make accurate short and long-term projections of results of operations and cash flow.

As discussed more fully throughout the Management's Discussion and Analysis:

- Results of operations improved in 2004 due to increased revenues and improved gross margin percentage, calculated as revenues less cost of products sold as a percentage of revenue.
- Revenues increased 39% in 2004 due to improved sales in the Company's domestic operations.
- Gross margin percentage increased from 41% in 2003 to 55% in 2004.

Results

The Company reported net losses of $.6 million, $3.6 million and $6.4 million in 2004, 2003 and 2002, respectively.

In 2004, revenues increased $4.0 million (39%) from 2003 levels primarily due to an increase in the sales of the Company's domestic operations of $3.6 million (71%). This increase was primarily due to an increase in sales of the CX4000 to a large domestic telecommunication service provider. Sales to this customer increased $3.7 million in 2004 from 2003, continuing a trend commenced in 2003. The Company expects that it will receive additional substantive orders from this customer in 2005. This customer is using this equipment in its Advanced Intelligent Network ("AIN") to provide services to their subscribers. In addition, the increased revenues also resulted from an increase in service revenue resulting from the commencement of software and hardware maintenance agreements with a large customer. The Company anticipates this amount will increase in future years. The UK distributorship operations sales only increased $.4 million (7%) in spite of favorable exchange variance of 12% due to lower volume. To offset this decrease, the Company has introduced additional products to the contact center market. The Company's consolidated backlog at December 31, 2004 was $1.0 million versus $.2 million in 2003. In both 2004 and 2003, a major portion of the Company's domestic revenue came from one customer and a major portion of the UK distributorship's revenue came from another customer. The loss of either of these customers would have a material adverse impact on the Company.

In 2003, sales decreased $1 million (9%) from 2002. The sales of the Company's domestic operations declined $.4 million (8%) reflecting the industry-wide trend of reduced capital spending. The decrease in sales was in both the direct and indirect channels with the exception of sales of CX4000 to a large domestic telecommunication service provider. Sales to this customer increased $1.2 million in 2003 from the prior year. The UK distributorship operation decreased $.6 million (10%) in 2003 from the prior year, in spite of a favorable foreign currency fluctuation of 8%. In addition, sales to its largest customer increased in 2003 from 2002. Decreases in sales to its other customers more than offset these improvements.

Consolidated gross margin was 55% in 2004 , 41% in 2003 and 28% in 2002. Included in cost of products sold were inventory obsolescence charges of $.7 million in 2004 and $.4 million in 2003 and fixed asset impairment and inventory obsolescence charges of $1.2 million in 2002. The improved gross margin percentage was primarily due to increased sales volume and improved product mix in the domestic operations. The increased sales for the domestic operations in 2004 was for equipment used in an AIN environment. This equipment has a higher sales price resulting in a higher gross margin percentage.

Research and development decreased $.2 million (5%) in 2004 and $.7 million (21%) in 2003 from the prior year. The decrease in 2004 primarily reflects lower personnel costs and in 2003 primarily reflects lower contract engineering services and lower personnel costs. The company anticipates increasing research and development expense in 2005.

Selling, general and administrative expense decreased $.1 million (1%) in 2004 and 2003 from the prior year period. In 2004, domestic operations decreased $.2 million due to lower professional fees and personnel costs offset by an increase of $.1 in the UK operations due to exchange rate variance. The decrease in 2003 was due to a $.4 million (10%) decrease in the US operations primarily reflecting lower personnel costs offset by an increase of $.3 million (11%) in the UK primarily reflecting exchange rate variance.

Other income of $1 million in 2003 includes a non-cash gain of $.8 million on the termination of the Company's postretirement health benefits plan. Other income of $.2 million in 2004, $.2 million in 2003 and $.2 million in 2002 is primarily interest income.

The Company's effective tax rate for 2004 was (11%), for 2003 was (2%) and (6%) for 2002. Deferred tax valuation allowances of $.1 million in 2004, $1.2 million in 2003 and $2.4 million in 2002 were included in tax expense. Forming a conclusion that such an allowance is not needed is difficult when there is evidence such as cumulative losses in recent years. The provision for income taxes is discussed in Note H to the Consolidated Financial Statements.

The effect of inflation has not had a significant impact on the operating results of the Company over the past few years. Technological advances and productivity improvements are continually being applied to reduce costs, thus reducing inflationary pressures on the operating results of the Company.

Exchange rate changes will impact the reported dollar sales and cost of sales of the Company's UK distributorship operations. In addition, at December 31, 2004, the Company's UK distributorship operations had net assets of $1.3 million, which would be impacted by changes in foreign exchange rates. However, the impact of such rate change would be reflected in the translation adjustment recorded in the equity section of the balance sheet. The Company does not hedge this foreign currency net asset exposure.

Total rental expense amounted to $395,000 in 2004, $364,000 in 2003 and $423,000 in 2002. Future annual payments for long-term noncancellable leases for each of the five years in the period ending December 31, 2009 are approximately $482,000, $399,000, $277,000, $159,000 and $6,000, respectively, and $0 thereafter.

Off-Balance Sheet Arrangements

None.

Liquidity and Sources of Capital

Net cash used by operations was $33,000 in 2004, $2.1 million in 2003 and $2.0 million in 2002. The reduction in use of cash by operations in 2004 versus 2003 and 2002 is due to the improvement in operating results. Cash (used) provided by investing activities was ($.1) in 2004, $2.2 million in 2003 and ($2.9) million in 2002. The Company has net sales of marketable securities of $.1 million in 2004 and $2.4 million in 2003 versus net purchases of $2.0 million in 2002. There were purchases of property, plant and equipment and software of $.2 million, $.2 million and $.6 million in 2004, 2003 and 2002, respectively. Included in 2002 were loans to officers, net of repayments, of $.3 million.

Working capital was $12.7 million at December 31, 2004, $12.9 million at December 31, 2003 and $16.3 million at December 31, 2002. The ratio of current assets to current liabilities was 5.4:1 at December 31, 2004 versus 6.0:1 at December 31, 2003 and 7.2:1 at December 31, 2002. The decreases in working capital in 2004 and 2003 from the prior year is due to the net loss.

The Company's contractual obligations are as follows (amounts in thousands):

Contractual Obligation	Total	Less than 1 year	Payments due by period 1-3 Years	3-5 Years	More than 5 years
Operating leases	$1,323	$482	$676	$165	$0

The Company anticipates making capital expenditures of approximately $.3 million, increasing the current level of expenditures for research and development and may repurchase up to 253,792 shares of its Common Stock in 2005. Based on current operating results, management believes that the cash and cash equivalents at December 31, 2004 will be sufficient to fund the Company's cash requirements for 2005 and 2006 and for subsequent years; however, if the Company's operations deteriorate due to increased competition, loss of a large customer or otherwise, it may be required to obtain additional sources of funds through asset sales, capital market transactions or financing from third parties or a combination thereof. The Company cannot provide assurances that these additional sources of funds will be available or, if available, what the terms would be.

Assumptions and Estimates Used in Critical Accounting Policies

In the preparation of the financial statements in conformity with accounting principles generally accepted in the United States, management must make critical decisions regarding accounting policies and judgments regarding their application. Materially different amounts could be reported under different circumstances and conditions.

Revenue

We generally recognize product revenue, net of sales discounts and allowances, when persuasive evidence of an arrangement exists, shipment or delivery (dependent upon the terms of the sale) has occurred, all significant contractual obligations have been satisfied, the amount is fixed or determinable and collection is considered probable. Sales of services and system support are deferred and recognized ratably over the contract period.

Inventories - Slow-moving and Obsolescence

Due to a prolonged slow-down in spending by telecommunication service providers, inventory turnover has slowed. The Company recorded charges of $.7 million, $.4 million and $1 million 2004, 2003 and 2002, respectively, to reduce its carrying value of inventory to the lower of cost or market. If future capital expenditures by telecommunication service providers do not increase or decrease further, additional charges may be required.

Deferred Tax Assets

As of December 31, 2004, the Company has a valuation allowance of $4.2 million for net deferred tax assets. In making such a determination, the Company considers its current and past performance, the market environment in which it operates, estimated future earnings, tax planning strategies and other factors. In the future, as these factors change, a change in the valuation reserve may be required.

Pensions

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" which requires that amounts recognized in financial statements be determined on an actuarial basis.

The most significant element in determining the Company's pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. The Company has assumed that the expected long-term rate of return on plan assets will be 6.5%. Over the long term, the Company's pension plan assets have earned in excess of 6.5%; therefore, the Company believes that its assumption of future returns of 6.5% is reasonable. The assumed long-term rate of return on assets is applied to the value of plan assets. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of gains (losses) are amortized to expense in accordance with SFAS No. 87. The plan assets earned a rate of return less than the assumed rate of return in 2004 and in excess of the assumed rate of return in 2003.

At the end of each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. At December 31, 2004, the Company used a rate of 5.5%. Changes in discount rates over the past three years have not materially affected pension income (expense), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred as allowed by SFAS No. 87.

Item 7.a Market Risk

The Company does not use derivative financial instruments. The Company's marketable securities consist of short-term and/or variable rate instruments and therefore a change in interest rates would not have a material impact on the value of these securities.

Item 8. Financial Statements and Supplementary Data

QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share amounts)

2004	**First**	**Second**	**Third**	**Fourth**
Sales	$2,261	$4,243	$1,889	$5,832
Gross profit	748	2,499	713	3,794
Net income (loss)	(1,351)	376	(1,348)	1,769
Net income (loss) per share:				
Basic	$(.24)	$.07	$(.23)	$ .30
Diluted	(.24)	.06	(.23)	.28
Common Stock price range:				
High	$4.30	$4.50	$4.16	$4.35
Low	3.00	3.40	3.00	3.01

2003	**First**	**Second**	**Third**	**Fourth**
Sales	$2,496	$2,448	$3,498	$1,815
Gross profit	918	990	1,860	428
Net loss	(1,325)	(326)	(466)	(1,433)
Net loss per share:				
Basic	$(.24)	$(.06)	$(.08)	$(.25)
Diluted	(.24)	(.06)	(.08)	(.25)
Common Stock price range:				
High	$2.95	$2.50	$2.45	$3.97
Low	1.41	1.30	1.85	2.15

The gross margin percentage for the fourth quarter of 2004 was 65% versus 47% for the first nine months of 2004 due to increased volume and an improved product mix. The gross margin percentage for the fourth quarter of 2003 was 24% versus 45% for the first nine months of 2003 primarily due to lower volume and lower absorption of overhead.

Included in the second quarter of 2003 was a non-cash gain of $.8 million due to the termination of the Company's postretirement health benefits plan.

Included in the third quarter of 2003 was an expense of $.2 million for the estimated settlement of a rent dispute in the UK distributorship operations. Due to the satisfactory resolution of the company's claim against a third party, this amount was reversed in the fourth quarter of 2003.

The above financial information should be read in conjunction with the Consolidated Financial Statements, including the notes thereto.

CCR
CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
628 Hebron Avenue Building #3 Glastonbury, CT 06033 860.659.1338 860.633.0712 fax www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Cognitronics Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Cognitronics Corporation and Subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cognitronics Corporation as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Carlin, Charron & Rosen, LLP

Glastonbury, Connecticut
March 14, 2005

ERNST & YOUNG

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Cognitronics Corporation

We have audited the consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows of Cognitronics Corporation and subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Cognitronics Corporation and subsidiaries for the year ended December 31, 2002, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

Stamford, Connecticut
March 7, 2003

CONSOLIDATED BALANCE SHEETS
COGNITRONICS CORPORATION AND SUBSIDIARIES

(dollars in thousands)

	December 31, 2004 (See Note A)	December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,836	$ 2,877
Marketable securities	5,847	5,956
Accounts receivable, less allowances of $73 and $63	4,466	1,183
Inventories	2,303	2,987
Tax recoverable		2,028
Other current assets	148	381
TOTAL CURRENT ASSETS	15,600	15,412
LOANS TO OFFICERS	1,968	1,931
PROPERTY, PLANT AND EQUIPMENT, net	922	1,087
GOODWILL	319	319
OTHER ASSETS, less amortization of $217 and $533	147	149
	$18,956	$18,898
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 348	$ 778
Accrued compensation and benefits	842	658
Deferred service revenues	576	171
Other accrued expenses	1,137	954
TOTAL CURRENT LIABILITIES	2,903	2,561
OTHER NON-CURRENT LIABILITIES	1,038	1,069
COMMITMENTS AND CONTINGENCIES (Note J)		
STOCKHOLDERS' EQUITY		
Common Stock, par value $.20 a share; authorized 20,000,000 shares; issued 5,866,879 and 5,863,229 shares	1,173	1,173
Additional paid-in capital	12,586	12,794
Retained earnings	2,865	3,419
Cumulative other comprehensive loss	(225)	(98)
Unearned compensation	(303)	(509)
	16,096	16,779
Less cost of 138,308 and 190,431 common shares in treasury	(1,081)	(1,511)
TOTAL STOCKHOLDERS' EQUITY	15,015	15,268
	$18,956	$18,898

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
COGNITRONICS CORPORATION AND SUBSIDIARIES

(in thousands except per share data)	Year ended December 31, 2004	2003	2002
REVENUES			
Products	$12,838	$ 9,393	$10,699
Services	1,387	864	600
	14,225	10,257	11,299
COSTS AND EXPENSES			
Cost of products sold	6,471	6,061	8,111
Research and development	2,438	2,619	3,300
Selling, general and administrative	5,966	6,071	6,153
Other (income) expense, net	(151)	(1,007)	(206)
	14,724	13,744	17,358
Loss before income taxes	(499)	(3,487)	(6,059)
PROVISION FOR INCOME TAXES	55	63	385
NET LOSS	(554)	(3,550)	(6,444)
Currency translation adjustment and minimum pension liability	(127)	200	(38)
COMPREHENSIVE LOSS	(681)	$(3,350)	$(6,482)
NET LOSS PER SHARE:			
Basic	$(.10)	$(.63)	$(1.18)
Diluted	$(.10)	(.63)	(1.18)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
COGNITRONICS CORPORATION AND SUBSIDIARIES
Years ended December 31, 2002, 2003 and 2004 (See Note A)

(dollars in thousands)	Common Stock Shares Issued	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Compre-hensive (Loss)	Unearned Compensa-tion	Treasury Shares Amount
Balance at January 1, 2002	5,863,229	$1,173	$13,928	$13,413	$(260)	$(506)	$(3,544)
Shares issued pursuant to stock plans			(925)			(6)	1,150
Shares issued to directors			(23)				27
Repurchase of common shares							(5)
Directors' fees - common stock to be issued			62				
Officers' awards - common stock to be issued			150				
Currency translation adjustment					104		
Minimum pension liability net of tax of $85					(142)		
Net loss				(6,444)			
Balance at December 31, 2002	5,863,229	1,173	13,192	6,969	(298)	(512)	(2,372)
Shares issued pursuant to stock plans			(610)			3	842
Shares issued to directors			(14)				19
Directors' fees - common stock to be issued			75				
Officers' awards - common stock to be issued			151				
Currency translation adjustment					129		
Minimum pension liability					71		
Net loss				(3,550)			
Balance at December 31, 2003	5,863,229	1,173	12,794	3,419	(98)	(509)	(1,511)
Shares issued pursuant to stock plans	3,650		(116)			206	137
Shares issued to directors			(290)				293
Directors' fees - common stock to be issued			47				
Officers' awards - common stock to be issued			151				
Currency translation adjustment					121		
Minimum pension liability					(248)		
Net loss				(554)			
Balance at December 31, 2004	5,866,879	$1,173	$12,586	$ 2,865	$(225)	$(303)	$(1,081)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COGNITRONICS CORPORATION AND SUBSIDIARIES

(dollars in thousands)

	Year ended December 31, 2004	2003 (See Note A)	2002
OPERATING ACTIVITIES			
Net loss	$ (554)	$(3,550)	$(6,444)
Adjustments to reconcile net loss to net cash used by operating activities:			
Income tax expense	55	63	385
Depreciation and amortization	398	612	743
(Gain) loss on disposition of assets	(1)	9	36
Shares issued as compensation	404	454	431
Net (increase) decrease in:			
Accounts receivable	(3,225)	961	88
Inventories	760	778	2,063
Other assets	2,205	(329)	723
Net increase (decrease) in:			
Accounts payable	(468)	(255)	10
Accrued compensation and benefits	(95)	(1,047)	(198)
Other accrued liabilities	569	253	167
	48	(2,051)	(1,996)
Income taxes paid	(81)	(60)	(40)
NET CASH USED BY OPERATING ACTIVITIES	(33)	(2,111)	(2,036)
INVESTING ACTIVITIES			
Purchase of marketable securities	(7,646)	(5,713)	(16,071)
Sale of marketable securities	7,755	8,144	14,104
Loans to officers, net			(341)
Additions to property, plant and equipment	(153)	(170)	(617)
Purchase of software licenses	(51)	(36)	(6)
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES	(95)	2,225	(2,931)
FINANCING ACTIVITIES			
Principal payments on debt		(26)	(46)
Shares issued pursuant to stock plans	24	10	5
Shares repurchased for treasury, 1,500 in 2002			(5)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	24	(16)	(46)
EFFECT OF EXCHANGE RATE DIFFERENCES	63	47	14
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(41)	145	(4,999)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,877	2,732	7,731
CASH AND CASH EQUIVALENTS - END OF YEAR	$2,836	$2,877	$2,732

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note A. Summary of Significant Accounting Policies

Organization. The Company designs, manufactures and markets voice processing products in the United States and, through a subsidiary, distributes call management and voice processing equipment in Europe.

Risks and Uncertainties. A major portion of the Company's domestic revenues is generated by sales to one customer, and a significant portion of its European distributorship revenue comes from one customer (See Note N). The loss of either of these customers would have a material adverse impact on the Company. The Company's receivables are primarily from major, well-established companies in the telecommunications industry, and at December 31, 2004, one such company accounted for 75% of the Company's accounts receivable. The Company's markets are subject to rapid technological change and frequent introduction of new products. The Company's products are similar to those manufactured, or capable of being manufactured, by a number of companies, some of which are well established with financial, personnel and technical resources substantially larger than those of the Company. The Company's ability to compete in the future depends on its ability to maintain the technological and performance advantages of its current products and to introduce new products and applications that achieve market acceptance.

Principles of Consolidation. The financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition. We generally recognize product sales, net of sales discounts and allowances, when persuasive evidence of an arrangement exists, shipment or delivery (dependent upon the terms of the sale) has occurred, all significant contractual obligations have been satisfied, the amount is fixed or determinable and collection is considered probable. Sales of services and system support are deferred and recognized ratably over the contract period.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The carrying amounts of the Company's financial instruments (trade receivables/payables and other short-term and long-term debt) due to their terms and maturities approximate fair value.

Cash and Cash Equivalents. The Company considers financial instruments with a maturity of three months or less from the date of purchase to be cash equivalents. At December 31, 2004, essentially all of the Company's cash and cash equivalent balances were with two financial institutions.

Marketable Securities. Marketable securities are classified as available for sale and are reported at fair value which approximates amortized cost. They are comprised of investments in municipal bond funds and high grade corporate debt and auction rate preferred equity securities. The maturities are short term or have reset provisions.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventories are provided based on historical experience and product demand. In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." The standard requires that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

Property, Plant and Equipment. Property, plant and equipment is carried at cost less allowances for depreciation, computed in accordance with the straight-line method based on estimated useful lives. The estimated lives for machinery and equipment are 5 to 12 years and for furniture and fixtures are 4 to 10 years. Repairs and maintenance are expensed when incurred.

Foreign Exchange. The functional currency of the Company's foreign subsidiary, the European distributorship operations, is the Pound Sterling. Results of operations for the Company's foreign subsidiary were translated from Pounds Sterling into U.S. dollars using average exchange rates during the period, while assets and liabilities were translated using current rates at the end of the period. The difference from historical exchange rates are recorded as comprehensive income (loss) and are included as a component of cumulative other comprehensive loss.

Income Taxes. Income taxes are provided on all revenue and expense items included in the consolidated statement of operations, regardless of the period in which such items are recognized for income tax purposes, adjusted for items representing permanent differences between pretax accounting income and taxable income. Deferred income taxes result from the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes. A valuation allowance is provided to the extent the Company cannot determine that the ultimate realization of net deferred tax assets is more likely than not.

Stock Based Compensation. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value (85% of the fair value for the Stock Purchase Plan) at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and therefore recognizes no compensation expense for stock options granted.

If the Company had elected to recognize compensation expense for the 1990 Stock Option Plan, the 1967 Stock Purchase Plan and the Directors' Stock Option Plan based on the fair value at the grant date, consistent with the method presented by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", as amended, the pro forma net loss and net loss per share would be as follows (in thousands except per share information):

			2004	2003	2002
Net loss, as reported			$ (554)	$(3,550)	$(6,444)
Add: Stock-based compensation expense included therein			359	380	370
Deduct: Total stock-based compensation under fair valuation method			(662)	(769)	(701)
Pro forma net loss			$ (857)	$(3,939)	$(6,775)
Net loss per share	As reported	Basic	$(.10)	$(.63)	$(1.18)
		Diluted	$(.10)	$(.63)	$(1.18)
	Pro forma	Basic	$(.15)	$(.70)	$(1.25)
		Diluted	$(.15)	$(.70)	$(1.25)

The estimated weighted average fair value per share of stock options granted were $2.56, $1.49 and $1.01 for 2004, 2003 and 2002, respectively. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 4.4%, 2.2% and 2.28%; no dividend yields; volatility factors of the expected market price of the Company's common stock of .73 in 2004, .67 in 2003 and .61 in 2002; and a weighted average expected life of the option of 7.5 years in all years for the Option Plan and 5 years for the Directors' Option Plan.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-based Payment" that will require the Company to expense costs related to share-based payment transaction with employees. With limited exceptions, SFAS No. 123(R) requires that the fair value of share-based payments to employees be expensed over the period service is received and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) becomes mandatorily effective for the Company on July 1, 2005. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123 or only to interim periods in the year of adoption. The Company is currently evaluating these transition methods.

SFAS No. 123(R) allows the use of both closed form models (e.g., Black-Scholes Model) and open form models (e.g., lattice models) to measure the fair value of the share-based payment as long as that model is capable of incorporating all of the substantive characteristics unique to share-based awards. In accordance with the transition provisions of SFAS No. 123 (R), the expense attributable to an award will be measured in accordance with the Company's measurement model at that award's date of grant.

Income (Loss) Per Share. In computing basic earnings (loss) per share, the dilutive effect of stock options and warrants are excluded, whereas for diluted earnings per share they are included. The shares used in both the basic and diluted earnings per share calculations were 5,780,603, 5,614,825 and 5,438,126 for 2004, 2003 and 2002, respectively.

Goodwill. The Company has classified as goodwill the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Through December 31, 2001 goodwill was amortized using the straight-line method over its estimated useful life (10 years). Goodwill and other long-lived assets were reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. An impairment charge is recognized if a reporting unit's goodwill carrying amount exceeds its implied fair value.

Reclassification. Certain prior year amounts have been reclassified to conform to the current year presentation, including reclassification of approximately $606,000, $818,000 and $1,044,000 of accrued officers and directors fees at January 1, 2002, December 31, 2002 and December 31, 2003, respectively, as additional paid-in capital - common stock to be issued, rather than accrued compensation and benefits and accrued deferred directors' fees as previously reported. These reclassifications properly reflect these amounts as equity based compensation in the consolidated balance sheets and had no significant impact on the Company's financial position or results of operations.

Note B. Marketable Securities

The Company's marketable securities consist of corporate and municipal bonds and auction rate preferred stock. Unrealized gains/losses on marketable securities were immaterial in all years presented and therefore have not impacted cumulative other comprehensive loss. Management believes that the Company's marketable securities are sufficiently diversified to minimize risks from individual and industry concentrations. However, marketable securities are subject to fluctuations in market value due to risks of securities markets as a whole.

Note C. Accounts Receivable

The allowance for doubtful accounts was increased by $45,000, $10,000 and $87,000 in 2004, 2003 and 2002, respectively, by charges to costs and expenses. The Company wrote off uncollectible accounts, net of recoveries, of $35,000, $15,000 and $213,000 in 2004, 2003 and 2002, respectively.

Note D. Inventories (in thousands):

	2004	2003
Finished and in process	$1,572	$2,172
Materials and purchased parts	731	815
	$2,303	$2,987

Included in the above amounts is the Company's reserve for slow moving and obsolete inventories totaling $3,528,000 and $2,765,000 at December 31, 2004 and 2003, respectively. The provision for slow moving and obsolete inventories were increased by $738,000, $482,000 and $951,000 in 2004, 2003 and 2002, respectively by charges to cost of products sold.

Note E. Property, Plant and Equipment, net (in thousands):

	2004	2003
Machinery and equipment	$2,391	$2,476
Furniture and fixtures	2,066	2,131
	4,457	4,607
Less allowances for depreciation	3,535	3,520
	$ 922	$1,087

Note F. Other Non-current Liabilities (in thousands):

	2004	2003
Accrued officers' supplemental pension	$ 368	$ 419
Accrued deferred compensation	207	232
Accrued pension	740	664
Accrued postretirement benefit	—	11
	1,315	1,326
Less current portion	277	257
	$1,038	$1,069

Note G. Debt and Credit Arrangements

Dacon Electronics Plc's, a foreign subsidiary, bank line of credit expired in 2003. During 2003, no amounts were borrowed under this facility. Interest of $19,000 was paid in 2002.

Note H. Income Taxes

At December 31, 2004, consolidated retained earnings included approximately $.2 million of retained earnings applicable to Dacon Electronics Plc. If the undistributed earnings were remitted, any resulting federal tax would be substantially reduced by foreign tax credits.

The components of the provision (benefit) for income taxes for the years ended December 31 are as follows (in thousands):

	2004	2003	2002
Current:			
Federal	$	$	$(1,714)
Foreign			
State	55	63	88
Total current	55	63	(1,626)
Deferred:			
Federal			1,817
State	—	—	194
Total deferred	0	0	2,011
	$55	$63	$ 385

Domestic and foreign pretax income (loss) for the years ended December 31 are as follows (in thousands):

	2004	2003	2002
Domestic operations	$(286)	$(3,419)	$(5,978)
Foreign operations	(213)	(68)	(81)
	$(499)	$(3,487)	$(6,059)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Deferred tax liabilities	$ 96	$ 85
Deferred tax assets:		
Inventory valuation	1,252	1,026
Accrued liabilities and employee benefits	1,272	934
Accrued deferred compensation	199	233
Other postretirement benefits		4
Federal operating loss carryforward expiring in 2019	981	1,257
Separate return federal operating loss carryforwards expiring in 2008 and 2009	445	445
Other	195	207
Total deferred tax assets	4,344	4,106
Valuation allowance	(4,248)	(4,021)
	96	85
Net deferred tax assets	$ 0	$ 0

The Company has increased its valuation allowances by $227,000, $1,151,000 and $2,425,000 in 2004, 2003 and 2002, respectively, as the Company cannot determine that the ultimate realization of its net deferred tax asset is more likely than not.

A reconciliation of the statutory federal income tax rate to the effective tax rate on income (loss) for the years ended December 31, is as follows:

	2004	2003	2002
Statutory federal income tax rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal tax benefit	7.3	1.8	0.6
Lower foreign tax rate	14.6	0.7	0.5
Nontaxable interest income			(0.3)
Goodwill amortization	(5.0)	(0.8)	(0.4)
Valuation allowance	25.9	33.2	40.0
Other	2.2	0.9	-
	11.0%	1.8%	6.4%

Note I. Other (Income) Expense, Net (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Interest expense	$ 24	$ 26	$ 36
Interest income	(175)	(184)	(242)
Settlement gain in plan termination	—	(849)	—
	$(151)	$(1,007)	$(206)

Note J. Commitments and Contingencies

Leases. Total rental expense amounted to $396,000 in 2004, $364,000 in 2003 and $423,000 in 2002. Future annual payments for long-term noncancellable leases for each of the five years in the period ending December 31, 2009 are approximately $482,000, $399,000, $277,000, $159,000 and $6,000, respectively, and $0 thereafter.

Pension Plan. The Company and its domestic subsidiaries have a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation. No additional service cost benefits were earned subsequent to June 30, 1994. Because of this curtailment of the Plan in 1994, at this time the Projected Benefit Obligation and Accumulated Benefit Obligation are the same. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time. The components of net cost of the plan for the years ended December 31 are as follows (in thousands):

	2004	2003	2002
Interest cost on projected benefit obligation	$ 92	$106	$120
Actual (return)/loss on plan assets	(14)	(109)	99
Net amortization and deferral	(33)	63	(167)
Settlement loss	—	58	—
Net periodic pension cost	$ 45	$118	$ 52

The following table sets forth the plan's funded status and the accrued pension liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2004	2003
Projected and accumulated benefit obligation for services rendered to date		
Beginning of year	$1,489	$1,737
Loss (gain) due to change in estimates	214	50
Interest cost	92	106
Less benefits paid	(114)	(404)
End of year	1,681	1,489
Plan assets at fair value		
Beginning of year	825	960
Actual return on plan assets	14	109
Contribution	216	160
Less benefits paid	(114)	(404)
End of year	941	825
Plan assets less than benefit obligation	(740)	(664)
Unrecognized net loss (gain)	524	277
Minimum pension liability adjustment	(524)	(277)
Accrued pension liability (included in other non-current liabilities)	$ (740)	$ (664)

The discount rates used in determining the projected benefit obligation were 5.5% in 2004 and 6.25% in 2003. The expected long-term rate of return on plan assets used in determining the net periodic pension cost was 6.5% in 2004 and 2003. In determining the expected return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of total plan assets and individual assets categories and economic and other indicators of future performance. The Company may also consult with other professionals in developing expected returns. The plan's weighted-average asset allocation at December 31, 2004 and 2003 and target allocation for 2005 by asset category, are as follows:

Asset Category	2005 Target Allocation	2004	2003
Equity Securities	45-60%	56%	60%
Debt Securities	30-45%	31%	33%
Cash and cash equivalents	5-15%	13%	7%

The Company intends to contribute approximately $170,000 in 2005 to this plan.

The following benefit payments are expected to be paid: $99,000 in 2005, $132,000 in 2006, $95,000 in 2007, $93,000 in 2008, $150,000 in 2009 and an aggregate of $645,000 for the five year period ending in 2014.

401(k) Retirement Plan. The Company has a defined contribution plan covering substantially all domestic employees. The Company's contribution, until June of 2003 was based upon the participants' contributions. In June of 2003, the Company suspended its contribution. The expense was $23,000 and $52,000 in 2003 and 2002, respectively.

Officers' Supplemental Pension Plan. The Company has an unfunded, noncontributory defined benefit pension plan covering certain retired officers.

The components of net pension cost of the plan for the years ended December 31 are as follows (in thousands):

	2004	2003	2002
Interest cost on projected benefit obligation	$19	$24	$27
Amortization of actuarial gains	(2)	(3)	(3)
Net periodic pension cost	$17	$21	$24

The following table sets forth the plan's status and the accrued pension liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2004	2003
Projected benefit obligations		
Balance at beginning of period	$347	$391
Loss due to change in estimate	25	
Interest expense	19	24
Less benefits paid	(69)	(68)
Balance at end of period	322	347
Unrecognized net gain	46	72
Accrued pension liability (included in other non-current liabilities)	$368	$419

The discount rate used in determining the projected benefit obligation was 5.5% in 2004 and 6.75% in 2003. All participants are retired and receiving benefits under the Plan and therefore future increases in compensation are not applicable.

The following benefit payments and contributions are expected to be paid: $69,000 in 2005, $69,000 in 2006, $69,000 in 2007, $65,000 in 2008, $51,000 in 2009 and an aggregate of $124,000 for the five year period ending in 2014.

Other Postretirement Benefit Plans. In addition to the Company's pension plans, the Company had a contributory, unfunded defined benefit plan providing certain health care benefits for domestic employees who retired prior to March 31, 1996, which was terminated effective December 31, 2003.

The components of postretirement benefit cost for the year ended December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Interest cost	$ 45	$47
Net amortization	(9)	(11)
Settlement gain	(849)	—
Net periodic cost	$(813)	$36

The net benefits paid were $32,000 for 2003.

Deferred Compensation. At December 31, 2004 and 2003, the liability relating to a deferred compensation arrangement between the Company and a former director and officer of the Company was $207,000 and $232,000, respectively. The Company expects to make payments in 2005 totaling $42,000 under this contract.

Note K. Stock Plans

The 1990 Stock Option Plan provides for the grant, at fair market value on the date of grant, of nonqualified stock options and incentive stock options. Options generally become exercisable in three equal annual installments on a cumulative basis commencing six months from the date of grant and expire ten years after the date granted.

The Company also has the 1967 Employee Stock Purchase Plan which provides for the grant to purchase shares at 85% of the fair market value of the stock on the date offered. Generally, rights to purchase shares under this plan expire 12 months (maximum 27 months) after the date of grant. For each of the three years in the period ended December 31, 2004, no grants were granted, exercised or cancelled. At December 31, 2004, there were no grants outstanding and there were 52,478 shares available for future grant.

The Company also has a time accelerated restricted stock plan ("Restricted Stock Plan") which provides for the award of shares to key employees; generally, the awards vest in five equal annual installments commencing two years after the date of the award. Vesting may be accelerated based on the achievement of certain financial performance goals.

In 2002, the company granted to key employees the right to receive 395,000 common shares which vest on January 2, 2006. Such rights are subject to immediate vesting in the event of change of control of the Company and pro-rata vesting in the event of death or involuntary termination of employment for reasons other than cause. The total value of the rights at the date of grant was $612,000 and was based on the market price of $1.55 per share.

The Directors' Stock Option Plan provides for an annual grant of options to non-employee officers and directors. This plan provides for the automatic award of options to purchase 3,000 shares of Common Stock at the fair market value at the date of grant to each person who is a participant on August 1 of each year and pro-rated awards in certain cases. The awards expire five years (ten years for awards granted after 2000) after the date granted. In 2002, the plan was amended to provide for grant on November 9, 2002 of options to purchase 5,500 shares for each participant, and in 2003 the plan was amended to increase the amount granted to 6,000 shares for each participant.

Share information pertaining to these plans is as follows:

	1990 Option Plan	Restricted Stock Plan	Directors' Option Plan
Outstanding at December 31, 2001	856,050	131,210	65,250
Granted	315,500	145,000	51,000
Cancelled or expired	(131,225)		(15,000)
Vested		(17,530)	
Exercised			
Outstanding at December 31, 2002	1,040,325	258,680	101,250
Granted	248,500	103,187	36,000
Cancelled or expired	(154,525)		(12,000)
Vested		(32,830)	
Exercised	(3,000)		
Outstanding at December 31, 2003	1,131,300	329,037	125,250
Granted			30,000
Cancelled or expired	(144,751)		(12,000)
Vested		(53,550)	
Exercised	(12,497)		(14,500)
Outstanding at December 31, 2004	974,052	275,487	128,750
Available for future grant	151,848	0	58,250

Under the 1990 Option Plan, the exercise price for options granted in 2002 and 2003 was $1.55 and $2.20, respectively. The weighted average exercise price for the options outstanding under the Option Plan is $4.08 with expiration dates ranging from 2010 to 2013. Options were exercised under the Option Plan at weighted average exercise prices of $1.55 and $1.65 in 2003 and 2004, respectively. Shares exercisable under the Option Plan and weighted average exercise price at December 31, 2002, 2003 and 2004 were 580,892 and $7.32, 681,764 and $6.53 and 708,058 and 4.88, respectively. The weighted average remaining lives for options outstanding at December 31, 2002, 2003 and 2004 were 6.6, 7.3 and 8.25 years, respectively.

Under the Restricted Stock Plan compensation expense was $208,000, $228,000 and $220,000 in 2004, 2003 and 2002, respectively.

The exercise price for options granted under the Directors' Stock Option Plan in 2002 ranged from $1.45 to $2.00, for options granted in 2003 was $2.11 and for options granted in 2004 was $3.50. The weighted average exercise price for the options outstanding under the plan is $3.68 with expiration dates ranging from 2005 to 2014. No options were exercised in 2002 and 2003; in 2004, options with a weighted average exercise price of $1.93 were exercised. Shares exercisable at December 31, 2002, 2003 and 2004 were 62,250, 101,250 and 104,750, respectively. The weighted average remaining lives for options outstanding at December 31, 2002, 2003 and 2004 were 7.0, 7.6 and 7.63 years, respectively.

Note L. Cumulative Other Comprehensive Loss

Cumulative other comprehensive loss consists of the following at December 31 (in thousands):

	2004	2003	2002
Cumulative translation adjustment	$ 171	$ 50	$ (79)
Minimum pension liability net of tax of $128	(396)	(148)	(219)
	$(225)	$(98)	$(298)

Note M. Related Party Transactions

Prior to August 2002, the Company had advanced amounts to officers primarily for personal income taxes related to various stock option plans. The amounts outstanding at December 31, 2004 and 2003 of $1,968, 000 and $1,931,000 include interest accrued on the advances. This indebtedness bears interest at rates approximating market rates and is payable upon demand.

Note N. Operations by Industry Segment and Geographic Areas

The Company operates in two segments. In the United States, the Company designs, manufactures and sells equipment for use in telephone central offices. In Europe (United Kingdom), the Company distributes equipment for use in customers' premises, primarily contact centers. Information about the Company's operations by segment and geographic area for the years ended December 31, is as follows (in thousands):

	2004	2003	2002
Net sales			
United States	$ 8,699	$ 5,096	$ 5,536
Europe	5,526	5,161	5,763
	$14,225	$10,257	$11,299
Operating profit (loss)			
United States	$ 739	$(3,047)	$(5,115)
Europe	(224)	(68)	(75)
Intercompany eliminations		11	19
	515	(3,104)	(5,171)
General corporate expenses	1,165	1,390	1,094
Other (income) expense, net	(151)	(1,007)	(206)
Income (loss) before income taxes	$ (499)	$(3,487)	$(6,059)
Total assets			
United States	$16,773	$16,042	$20,164
Europe	2,183	2,856	2,655
Intercompany eliminations			(7)
	$18,956	$18,898	$22,812
Long-lived assets			
United States	$ 953	$ 1,160	$ 1,485
Europe	435	395	473
	$ 1,388	$ 1,555	$ 1,958
Expenditures for long-lived assets			
United States	$ 123	$ 180	$ 570
Europe	81	26	53
	$ 204	$ 206	$ 623
Depreciation and amortization			
United States	$ 351	$ 502	$ 588
Europe	47	110	165
Intercompany eliminations			(10)
	$ 398	$ 612	$ 743

The United States operations had net sales of $6.8 million, $2.8 million and $1.6 million in 2004, 2003 and 2002, respectively, to one major customer and sales of $.4 million, $1.1 million and $1.4 million in 2004, 2003 and 2002 to another major customer. The European operations had sales of $2.9 million, $3.0 million and $2.2 million in 2004, 2003 and 2002, respectively, to one customer.

Note O. Quarterly Financial Data (Unaudited)

(in thousands except per share amounts)

2004	First	Second	Third	Fourth
Sales	$2,261	$4,243	$1,889	$5,832
Gross profit	748	2,499	713	3,794
Net income (loss)	(1,351)	376	(1,348)	1,769
Net income (loss) per share:				
Basic	$(.24)	$.07	$(.23)	$ .30
Diluted	(.24)	.06	(.23)	.28

2003	First	Second	Third	Fourth
Sales	$2,496	$2,448	$3,498	$1,815
Gross profit	918	990	1,860	428
Net loss	(1,325)	(326)	(466)	(1,433)
Net loss per share:				
Basic	$(.24)	$(.06)	$(.08)	$(.25)
Diluted	(.24)	(.06)	(.08)	(.25)

The gross margin percentage for the fourth quarter of 2004 was 65% versus 47% for the first nine months of 2004 due to increased volume and an improved product mix. The gross margin percentage for the fourth quarter of 2003 was 24% versus 45% for the first nine months of 2003 primarily due to lower volume and lower absorption of overhead.

Included in the second quarter of 2003 was a non-cash gain of $.8 million due to the termination of the Company's postretirement health benefits plan.

Included in the third quarter of 2003 was an expense of $.2 million for the estimated settlement of a rent dispute in the UK distributorship operations. Due to the satisfactory resolution of the company's claim against a third party, this amount was reversed in the fourth quarter of 2003.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9a. Controls and Procedures

Quarterly Evaluation. The Company's management carried out an evaluation as of December 31, 2004 of the effectiveness of the design and operation of the Company's "disclosure controls and procedures," which the Company refers to as the Company's disclosure controls. This evaluation was done under the supervision and with the participation of Company management, including the Chief Executive Officer and Chief Financial Officer. Rules adopted by the Commission require that the Company present the conclusions of the Chief Executive Officer and Chief Financial Officer about the effectiveness of the Company's disclosure controls as of the end of the period covered by this annual report.

CEO and CFO Certifications. Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of the Company's Chief Executive Officer and Chief Financial Officer. The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K is the information concerning the evaluation referred to in the Section 302 certifications. This information should be read in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures and Internal Control over Financial Reporting. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to Company management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management or the Company's Board of Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the Company's financial statements.

Limitations on the Effectiveness of Controls. Management, including the Company's Chief Executive Officer and Chief Financial Officer, do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Evaluation of the Company's Disclosure Controls and Procedures. As of December 31, 2004, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. This evaluation of the Company's disclosure controls and procedures included a review of the Company's internal audit procedures, as well as discussions with members of management and others in the Company, as appropriate. In the course of the evaluation, the Company sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements were being undertaken. The overall goals of these various evaluation activities are to monitor the company's disclosure controls and procedures and to make modifications as necessary. The Company's intent in this regard is that the disclosure controls and procedures will be maintained as systems that change (including with improvements and corrections) as conditions warrant. Among other matters, the Company sought in this evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the company's internal control over financial reporting, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the Company's internal control over financial reporting. The Company also sought to deal with other control matters in the evaluation, and in any case in which a problem was identified, management considered what revision, improvement and/or correction was necessary to be made in accordance with the Company's on-going procedures.

Periodic Evaluation and Conclusion of Disclosure Controls and Procedures. As of December 31, 2004, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such controls and procedures were effective as of December 31, 2004.

Scope of the Evaluation of the Company's Internal Control Over Financial Reporting. As with the Company's evaluation of its disclosure controls and procedures, the evaluation by the Company's Chief Executive Officer and Chief Financial Office of the Company's internal control over financial reporting included a review, in conjunction with the Company's internal auditors and others in the Company's organization, of the Company's procedures relating to the reliability of the Company's financial reporting and preparation of the Company's financial statements in accordance with generally accepted accounting principles ("GAAP"). Among other matters, the Company sought in its evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in its internal control over financial reporting, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the Company's internal control over financial reporting. This information is important both for the evaluation generally and because the Section 302 certifications require that the Company's Chief Executive Officer and Chief Financial Officer disclose that information to the Audit Committee of the Board of Directors and the Company's independent auditors and also require the Company to report on related matters in this section of the report on Form10-K. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions"; these are control issues that could have a significant adverse effect on the company's ability to record, process, summarize and report financial data reliably, in accordance with GAAP, in the Company's external financial statements. A "material weakness" is defined in the auditing literature as a significant deficiency where the internal control does not reduce to a relatively low risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and would not be detected within a timely period by employees in the normal course of performing their assigned functions. In addition to evaluating the Company's internal control over financial reporting, the Company is documenting and testing the Company's internal control over financial reporting so that management will be able to report on, and the Company's independent auditors will be able to attest to, the Company's internal control over financial reporting as of December 31, 2005, as required by applicable laws and regulations, and the Company will continue to remediate its internal controls to the extent that the Company's testing reveals inadequacies in its controls. Management believes that the Company had adequate internal control over financial reporting but cannot be certain that, since there is no precedent available by which the Company can measure the adequacy of its control system in advance, the Company or the Company's independent auditors will be able to complete all the required testing of controls to attest to the Company's assessment of these controls on a timely basis.

Changes in Internal Control Over Financial Reporting. During the three months ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that has materially affected, or are reasonably likely to materially affect, the Company's internal control for financial reporting.

Item 9b. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information appearing under the captions Information Concerning Nominees, Qualification of Audit Committee Members, Code of Ethics, and Section 16(a) Beneficial Ownership Reporting Compliance in the Proxy Statement for the annual meeting of stockholders to be held on May 12, 2005 is incorporated herein by reference.

The identification of the executive officers of the Company and their positions with the Company and ages as of March 1, 2004 is set forth under the caption Executive Officers of the Company in Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information on executive compensation set forth under the caption Executive Compensation in the Proxy Statement for the annual meeting of stockholders to be held on May 12, 2005 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Security ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plans set forth under the captions Security Ownership and Equity Compensation Plan Information, respectively, in the Proxy Statement for the annual meeting of stockholders to be held on May 12, 2005 is incorporated herein by reference.

Changes in Control. None.

Item 13. Certain Relationships and Related Transactions

The information on certain relationships and related transactions set forth under the caption Certain Relationships and Related Transactions in the Proxy Statement for the annual meeting of stockholders to be held on May 12, 2005 is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information on fees charged by the principal accountant set forth under the caption Independent Auditors' Fees in the Proxy Statement for the annual meeting of stockholders to be held on May 12, 2005 is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statements, Schedules and Reports on Form 8-K

(a)(1) and (2) and (d) The response to this portion of Item 15 is submitted as a separate section beginning on page 32 of this Annual Report on Form 10-K.

(a)(3) and (c) The response to this portion of Item 15 is submitted as a separate section beginning on page 33 of this Annual Report on Form 10-K.

(b) There was one report filed on Form 8-K during the fourth quarter of 2004. On November 12, 2004, the Company filed a current report on Form 8-K pursuant to Item 9 (Regulation F Disclosures) to furnish a press release reporting results of the third quarter of 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2005.

COGNITRONICS CORPORATION
Registrant

by /s/ Garrett Sullivan
Garrett Sullivan
Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 30, 2005.

Signature	Title
Chief Executive Officer:	
/s/ Brian J. Kelley Brian J. Kelley	President and Chief Executive Officer
Chief Financial and Accounting Officer:	
/s/ Garrett Sullivan Garrett Sullivan	Treasurer
A Majority of the Board of Directors:	
/s/ John T. Connors John T. Connors	Director
/s/ Jack Meehan Jack Meehan	Director
/s/ William A. Merritt William A. Merritt	Director
/s/ William J. Stuart William J. Stuart	Director

Item 15 (a) (1) and (2) and (d)

(a) (1) Financial Statements

The following financial statements of the Company are included in Item 8.

Financial Statements Covered by Reports of Independent Registered Public Accounting Firms: **Page**

Reports of Independent Registered Public Accounting Firms 12

Consolidated Balance Sheets, December 31, 2004 and 2003 14

Consolidated Statements of Operations and Comprehensive Loss for each of the three years in the period ended December 31, 2004 15

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2004 16

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2004 17

Notes to Consolidated Financial Statements 18

(2) and (d) Financial Statement Schedules

Schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the information has been included in the Company's financial statements and, therefore, have been omitted.

Item 15(a)(3) and (c)

INDEX TO EXHIBITS

Exhibit

3.1	Certificate of Incorporation as filed on January 2, 1962 (Exhibit 3-1-A to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).
3.2	Amendment, dated June 28, 1965 (Exhibit 3-1-B to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).
3.3	Amendment, dated September 29, 1966 (Exhibit 3-1-C to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).
3.4	Amendment, dated October 30, 1967 (Exhibit 3-1-D to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).
3.5	Amendment, dated July 14, 1981 (Exhibit 3.5 to Annual Report on Form 10-K for the fiscal year ended December 31, 1983 and incorporated herein by reference).
3.6	Amendment, dated August 15, 1984 (Exhibit 3.6 to Annual Report on Form 10-K for the fiscal year ended December 31, 1984 and incorporated herein by reference).
3.7	Amendment dated May 26, 1988 (Exhibit 3.7 to Annual Report on Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference).
3.8	Amendment dated November 3, 1994 (Exhibit 3.8 to Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
3.9	Amendment, dated September 1, 1999 (attached as Exhibit 3 to this Annual Report on Form 10-K).
3.10	Amendment, dated July 25, 2000 (Exhibit 3.1 to Quarterly Report on Form 10-Q for the period ended June 30, 2000 and incorporated herein by reference).
3.11	By-laws of the Company (Exhibit 3.9 to Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
4.	Specimen Certificate for Common Stock (Exhibit 4-1 to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).
10.1	1990 Stock Option Plan, as amended (Exhibit 10.1 to Quarterly Report on Form 10-Q for the period ended June 30, 2003 and incorporated herein by reference).
10.2	Lease, dated April 30, 1993, between The Danbury Industrial Corporation, landlord, and Cognitronics Corporation, tenant (Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).
10.3	Lease amendment, dated as of January 27, 2003, between the Danbury Industrial Corporation and Cognitronics Corporation (Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).
10.4	Form of Indemnity Agreement, dated October 27, 1986, between each Director (with equivalent form for each Officer) and Cognitronics Corporation (Exhibit 10.7 to Annual Report on Form 10-K for the year ended December 31, 1986 and incorporated herein by reference).
10.5	Supplemental Pension Plan for Officers, as amended November 2, 1993 (Exhibit 10.6 to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).

Exhibit

10.6 Cognitronics Corporation Restricted Stock Plan (Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended June 30, 2003 and incorporated herein by reference).

10.7 Form of Executive Severance Agreement between certain officers and Cognitronics Corporation (Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

10.8 Addendum to Executive Severance Agreement between certain officers and Cognitronics Corporation (Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

10.9 The Directors' Stock Option Plan, as amended (Exhibit 10.3 to Quarterly Report on form 10-Q for the period ended June 30, 2003 and incorporated herein by reference).

21. List of subsidiaries of the Company as of December 31, 2004 (attached as Exhibit 21 to this Annual Report on Form 10-K).

23.1 Consent of Independent Registered Public Accounting Firm, dated March 30, 2005 (attached as Exhibit 23 to this Annual Report on Form 10-K).

23.2 Consent of former Independent Registered Public Accounting Firm, dated March 30, 2005 (attached as Exhibit 23.2 to this Annual Report on Form 10-K).

31.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (attached as Exhibit 31.1 to this Annual Report on Form 10-K).

31.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (attached as Exhibit 31.2 to this Annual Report on Form 10-K).

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (attached as Exhibit 32.1 to this Annual Report on Form 10-K).

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (attached as Exhibit 32.2 to this Annual Report on Form 10-K).

Copies of the Exhibits to this Annual Report on Form 10-K are available upon written request to the Secretary of the Company at 3 Corporate Drive, Danbury, CT 06810-4130 and payment of $35.00 for a complete set of the Exhibits or $.25 per page for any part thereof (minimum $5.00).

Cognitronics Corporation

Board of Directors

John T. Connors (1)(3)(4)
Counsel
Pillsbury Winthrop Shaw Pittman LLP

Brian J. Kelley (1)
President &
Chief Executive Officer

Jack Meehan (1)(2)(3)(4)
President,
Novus, LLC

William A. Merritt (2)(3)(4)
President, Integrated
Communications Systems Corp.

William J. Stuart (2)(3)(4)
General Partner,
Still River Fund

Officers

Brian J. Kelley
President and Chief Executive Officer

Kenneth G. Brix
Vice President, Sales

Michael N. Keefe
Vice President, Engineering

Harold F. Mayer
Secretary

Garrett Sullivan
Treasurer and
Chief Financial Officer

Roy A. Strutt
Vice President,
European Operations

Emmanuel A. Zizzo
Vice President, Operations

Subsidiary

Dacon Electronics Plc

Roy A. Strutt
Managing Director

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee
(4) Member of the Compensation Committee

Auditors

Carlin, Charron & Rosen, LLP
628 Hebron Avenue, Building 3
Glastonbury, Connecticut

Counsel

Pillsbury Winthrop Shaw Pittman LLP
335 Madison Avenue
New York, New York

Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey

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Cognitronics Corporation, 3 Corporate Drive, Danbury, CT 06810
203-830-3400 • Fax 203-830-3405 • www.cognitronics.com